UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PNMAC Mortgage Opportunity Fund, LLC

_____________________________________________________________________________________

(Name of Issuer)

Common Shares

_____________________________________________________________________________________

(Title of Class of Securities)

None

_____________________________________________________________________________________

 (CUSIP Number)

Sarah Cooke

The Mangrove Foundation

Sterling House

16 Wesley Street

Hamilton HM GX  Bermuda

441-295-4896

_____________________________________________________________________________________

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 17, 2008

_____________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. None

1		NAME OF REPORTING PERSON The Mangrove Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
	7	SOLE VOTING POWER 75,913.903
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 75,913.903
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,913.903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.38%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to Common Shares (“Common Shares”), of PNMAC Mortgage Opportunity Fund, LLC (the “Issuer”).  This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission by The Mangrove Foundation, a company limited by guaranty organized under the laws of Bermuda (the “Reporting Person”), on October 6, 2008 (the “Statement”), by furnishing the information set forth below.  Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement.  The Reporting Person is filing this Amendment No. 1 to report that the number of Common Shares that it may be deemed to beneficially own has increased by an amount equal to greater than one percent of the outstanding Common Shares of the Issuer.

Item 3.

Source and Amount of Funds or Other Consideration

On December 17, 2008, the Issuer issued approximately 11,787.0048 Common Shares to the Reporting Person in connection with a mandatory capital call made by the Issuer.  The aggregate consideration paid by the Reporting Person to the Issuer in exchange for the Common Shares issued on December 17, 2008 was approximately $10,913,705.58.  On July 28, 2009, the Issuer issued approximately 31,948.8924 Common Shares to the Reporting Person in connection with a mandatory capital call made by the Issuer.  The aggregate consideration paid by the Reporting Person to the Issuer in exchange for the Common Shares issued on December 17, 2008 was approximately $22,097,131.92.  The foregoing mandatory capital calls were made by the Issuer pursuant to a Commitment Agreement (as defined in Item 6 of the Statement) that obligates the Reporting Person to provide up to an aggregate of $100,000,000 (of which approximately $45,741,454.43 has not yet been called by the Issuer as of the date hereof) in exchange for Common Shares upon capital calls by the Issuer in accordance with the terms of the Commitment Agreement.  The Reporting Person obtained the funds to meet the December 17, 2008 and July 28, 2009 capital calls from its assets and investments.

Item 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person may be deemed to beneficially own approximately 75,913.903 Common Shares, or approximately 23.38% of the outstanding Common Shares based on the Issuer having approximately 324,676.4536 Common Shares outstanding as of the date hereof.

(b)

See rows 7-10 of the cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of Common Shares by the Reporting Person.

(c)

Except as set forth in Item 3 of this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Covered Persons identified in response to Item 2 hereof, has engaged in any transactions during the past 60 days in any Common Shares.

(d)

No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Shares to which this Statement relates.

(e)

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 6, 2009

THE MANGROVE FOUNDATION

By:

 /s/ Cynthia R. Richards

Name:   Cynthia R. Richards
Title:     Vice President and Treasurer